UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934


loanDepot, Inc.
(Name of Issuer)
Class A Common Stock, $0.001 par value per share
(Title of Class of Securities)
53946R106
(CUSIP Number)
December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[X]  Rule 13d-1(b)

	[  ]  Rule 13d-1(c)

	[  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with
respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ?filed? for the purpose of
Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SCHEDULE 13G
CUSIP No.
53946R106

1
Names of Reporting Persons: State of Michigan Retirement System


2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  []
3
Sec Use Only


4
Citizenship or Place of Organization

Michigan
Number of
Shares
Beneficially
Owned by Each
Reporting Person
With:

5
  Sole Voting Power


  1,181,778

6
  Shared Voting Power


  0

7
  Sole Dispositive Power


  1,181,778

8
  Shared Dispositive Power


  0
9
Aggregate Amount Beneficially Owned by Each Reporting Person

1,181,778
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

5.90%
12
Type of Reporting Person (See Instructions)

EP



Item 1.
(a)	Name of Issuer: loanDepot, Inc.
(b)	Address of Issuer?s Principal Executive Offices: 26642 Towne Centre
Drive, Foothill Ranch, CA
92610
Item 2.
(a)	Name of Person Filing: State of Michigan Retirement System
(b)	Address of Principal Business Office or, if None, Residence:  2501
Coolidge Road Suite 400 East
Lansing, MI 48823
(c)	Citizenship:	Michigan, United States
(d)	Title and Class of Securities: Class A Common Stock
(e)	CUSIP No.:	53946R106
Item 3. 	If this statement is filed pursuant to ?? 240.13d-1(b) or
240.13d-2(b) or (c), check whether the
person filing is a:
(a)	[_]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_]	Investment company registered under Section 8 of the Investment
 Company Act of 1940;
(e)	[_]	An investment adviser in accordance with
Rule 13d-1(b)(1)(ii)(E);
(f)	[x_]	An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with
Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the
Federal Deposit Insurance Act
(12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an
investment company under
section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with
Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution
in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
____
Item 4.	Ownership
(a)	Amount Beneficially Owned:  	 1,181,778
 (b)	Percent of Class:  5.90%
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 1,181,778
	(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 1,181,778
(iv)	Shared power to dispose or to direct the disposition of: 0
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased
to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Item 6.	Ownership of more than Five Percent on Behalf of Another Person. Not applicable.
Item 7.	Identification and classification of the subsidiary which acquired the security being reported on
by the parent holding company or control person. The security was acquired by the State of
Michigan Retirement System (the SMRS). The Michigan Department of Treasury, Bureau of
Investments is delegated as the investment fiduciary of the SMRS. See Executive
 Organization Act of
1965, 1965 PA 380, MCL 16.191, and MCL 38.1176. Investments are made in accord ance with the parameters and limitations set forth in the Public Employee Retirement System Investment Act, 1965
PA 314, MCL 38.1132 et seq; MCL 16.191 and also in accordance with the Investment Policy
Statement for the State of Michigan Retirement System, last revised November 27 , 2018.
Item 8.	Identification and classification of members of the group. Not applicable.
Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.	Certifications.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
statement is true, complete and correct.
Dated: February 8, 2022

State of Michigan Retirement System
/s/ Karl Borgquist
Name: Karl Borgquist
Title: Chief Compliance Officer & General Counsel
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative?s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18
U.S.C. 1001).
  The percentage used herein and the rest of this Schedule 13G is calculated based upon 20,019,448 shares of Class A
Common Stock outstanding as of November 8, 2021, as reported in the Issuer?s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021.







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